Exhibit 99.1

THERAPIX BIOSCIENCES LTD.

NOTICE OF

SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 2, 2020

Notice is hereby given that the Special General Meeting of the shareholders (the “Meeting”) of Therapix Biosciences Ltd. (the “Company”) will be held at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel, on Wednesday, January 6, 2021 at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person.

The Meeting is being called for the following purposes:

1.	To amend the Company’s Amended and Restated Articles of Association to approve an increase to the maximum number of directors and a clarification on the election of external directors;
2.	To elect each of Messrs. Amnon Ben Shay and Alon Dayan to serve as external directors of the Company for a three-year term, commencing as of the date of the Meeting; and
3.	To approve a change to the Company’s name and to amend the Company’s Amended and Restated Articles of Association accordingly.

The Board of Directors of the Company (the “Board”) recommends that you vote FOR each of the foregoing Proposals, which are described in the attached Proxy Statement.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of trading on Monday, December 7, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

The approval of each Proposal to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or presented by proxy at the Meeting.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)	a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law, 5799-1999) of the company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2. We are not aware of controlling shareholders under the Companies Law in the Company.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. Holders of Ordinary Shares must submit their proxies to the Company’s offices, if a properly executed proxy in the attached form is received by the Company at least four hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board recommends a vote “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders’ register in Israel, and beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to Mr. Oz Adler, Chief Financial Officer, at oz@therapixbio.com, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

ADS holders should return their proxies by the date set forth on their form of proxy.

The Company's management will ensure that the guidelines and instructions of the Israeli government, the Ministry of Health and local authorities are strictly implemented during the Meeting, including with regard to gatherings and social spacing. Shareholders who wish to participate in person or through a designated representative on their behalf are asked to follow the instructions of the Israeli authorities regarding the Covid-19 pandemic.

Sincerely,

/s/ Amitay Weiss
Amitay Weiss
Chief Executive Officer and Director

December 2, 2020

PROXY STATEMENT

THERAPIX BIOSCIENCES LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 2, 2020

The enclosed proxy is being solicited by the board of directors (the “Board”) of Therapix Biosciences Ltd. (the “Company”) for use at the Company’s Special General Meeting of shareholders of the Company (the “Meeting”) to be held on Wednesday, January 6, 2021, at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time), or at any adjournment thereof, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608 or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value NIS 2.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement

The record date for determining which of the Company’s shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trading on Monday, December 7, 2020 (the “Record Date”).

INFORMATION CONCERNING VOTING

At least two shareholders who attend the Meeting in person or by proxy who hold or represent together at least 15% of the voting rights of the Company’s issued share capital shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the following day on, Thursday, January 7, 2021 at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened.

You are entitled to vote at the Meeting if you were a shareholder at the close of trading on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trading on the Record Date or which appeared in the participant listing of a securities depository on that date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about December 15, 2020. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or holders of American Depositary Shares (“ADS”).

Meeting Agenda

In accordance with the Israeli Companies Law, 5799-1999 (the “Companies Law”), and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to Mr. Oz Adler, Chief Financial Officer, e-mail address: oz@therapixbio.com, no later than Wednesday, December 9, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, December 16, 2020, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

Required Vote and Voting Procedures

Pursuant to the Companies Law, the Proposal described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)	a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2. The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter, as applicable. If you do not mark this box, your vote will not be counted. We are not aware of controlling shareholders under the Companies Law in the Company.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS SET FORTH IN THE PROXY STATEMENT.

PROPOSAL ONE

APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO INCREASE THE MAXIMUM NUMBER OF DIRECTORS AND TO ADD A CLARIFICATION ON THE ELECTION OF EXTERNAL DIRECTORS

The Company’s Amended and Restated Articles of Association limit the number of members on the Board to seven (7). Currently, there are six (6) serving directors and pursuant to the requirements of the Companies Law, the Company is required to appoint two (2) external directors to serve on the Board. Accordingly, it is proposed to approve an increase to the maximum number of directors to eight (8) from seven (7), and an amendment to the Amended and Restated Articles of Association clarifying that the election of external directors, as required by the Companies Law, is not limited to annual general meetings.

Therefore, at the Meeting, shareholders will be asked to approve an amendment to the maximum number of directors and clarification on the election of external directors, to amend Section 20[a] and Section 20[c] of the Amended and Restated Articles of Association as follows (additions are bold and underlined, and deletions are struck through):

“[a] The number of Directors of the Company shall be determined from time to time by the General Meeting, provided the number of members of the Board of Directors (including the external directors, if elected) shall not be less than three or more than ~~seven~~ eight.

……..

[c] The Company shall appoint Directors (other than external directors) only at Annual Meetings and only such persons who are qualified to be appointed as Directors under any law, including the Companies Law and the regulations promulgated thereunder”

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an amendment to the Company’s Amended and Restated Articles of Association to increase the maximum number of directors and to add a clarification on the election of external directors, as detailed in the Proxy Statement, dated December 2, 2020.”

The Board recommends a vote FOR Proposal No 1.

PROPOSAL TWO

ELECTION OF EXTERNAL DIRECTORS

The Companies Law requires Israeli public companies to appoint at least two external directors who meet the qualification requirements in the Companies Law. Pursuant to regulations promulgated under the Companies Law, Israeli public companies that lack a controlling shareholder (as defined under the Companies Law) and whose shares are traded on certain U.S. stock exchanges, including the Nasdaq Capital Market (“Nasdaq”), are exempt from this requirement to elect statutory external directors. As a result of the recent de-listing of the Company’s ADSs from Nasdaq on July 2, 2020, we are no longer eligible to rely on this opt out provision. Therefore, at the Meeting, shareholders will be asked to approve the election of each of Messrs. Amnon Ben Shay and Alon Dayan to serve as external directors of the Company, for a three-year term commencing as of the date of the Meeting.

Mr. Amnon Ben Shay (58) is a nominee to serve as our external director under the Companies Law. Mr. Ben Shay currently serves as the Chief Financial Officer of Hadar Hasharon Marketing and Distributions Ltd., since 2019. From 2017 to 2019, Mr. Ben Shay served as the Chief Financial Officer of Fridenson Air & Ocean Ltd.; from 2014 to 2016 he served as the Chief Financial Officer of Abetrans Logistics Ltd. and from 2010 to 2013, he served as the Chief Financial Officer of Isline Export and Import Services Ltd. Prior to the year 2009, Mr. Ben Shay served as the Chief Financial Officer of several Israeli real estate investment groups. Mr. Ben Shay currently serves on the board of directors of Value Capital One Ltd. (TASE: VALU) and previously served on the board of directors of Azorim Investments and Building Development Company Ltd. (TASE: AZRM) and B.G.I. Investments (1961) Ltd (TASE: BGI). Mr. Ben Shay holds a B.A. in economics and business and an M.B.A in business, both from The Hebrew University of Jerusalem, Israel, and an accounting certificate from The College of Management Academic Studies, Israel.

Mr. Ben Shay has certified to the Company that he complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting. Our Board has also determined that Mr. Ben Shay qualified as an “independent director” under the rules of Nasdaq Stock Exchange.

Mr. Alon Dayan (44) is a nominee to serve as our external director under the Companies Law. Mr. Dayan is the founder of L1-Systems Ltd. and serves as its Chief Executive Officer, since 2013. From 2017 to 2019, Mr. Dayan served as the Chief Executive Officer of Virtual Crypto Technologies Inc. (OTC: VBIX), which he founded as well. Prior to that, from 2006 to 2013 he served as a business development manager at Elbit Systems Ltd. Mr. Dayan holds a B.A. in Electronical Engineering from Ariel University, Israel.

Mr. Dayan has certified to the Company that he complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting. Our Board has also determined that Mr. Dayan is qualified as an “independent director” under the rules of Nasdaq Stock Exchange.

Our external directors will be entitled to a monthly fee according to the minimum amounts specified in the Companies Law External Directors Remuneration Regulations (which shall be determined according to the Company’s equity as set forth in its annual financial statements), based on the ranking of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the election of each of Messrs. Amnon Ben Shay and Alon Dayan to serve as external directors of the Company, for a three-year term commencing as of the date of the Meeting.”

The Board recommends a vote FOR Proposal No 2.

PROPOSAL THREE

APPROVAL OF A CHANGE TO THE COMPANY’S NAME AND TO AMEND THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION ACCORDINGLY

According to our Amended and Restated Articles of Association, our English name is “Therapix Biosciences Ltd.” and our Hebrew name is “תראפיקס ביוסיינסס בע”מ”. Our Board has resolved to change our English and Hebrew names to SciSpark Ltd. and “סייספארק בע”מ”, respectively, subject to approval by the shareholders of the Company. The Board believes that the new corporate name better reflects our current core business and future growth of the Company and that it is in the Company’s and our shareholders’ best interests to effect the name change. In the event that the proposed change of name is not approved by the Israeli Registrar of Companies, the Chief Executive Officer will be authorized to select a different name containing the word “Spark” in combination with another word or expression or to leave the name unchanged (with respect to both the English and Hebrew names).

At the Meeting, shareholders will be asked to approve the necessary amendments to our Amended and Restated Articles of Association to give effect to the proposed change of name.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, that the Company’s Amended and Restated Articles of Association be amended so that the English name of the Company will change from “Therapix Biosciences Ltd.” to “SciSpark Ltd.” and the Hebrew name of the Company will change accordingly or such other name as the Chief Executive Offer shall determine, as detailed in the Proxy Statement, dated December 2, 2020.”

The Board recommends a vote FOR Proposal No 3.

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents which we will file on the Commission’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov and the Company’s website at www.therapixbio.com. Shareholders may obtain information directly from the Company by contacting the Company's Chief Financial Officer, Mr. Oz Adler, at oz@therapixbio.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 2, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 2, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT, OTHER THAN PROPOSAL NO. 2. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to Mr. Oz Adler, Chief Financial Officer, at oz@therapixbio.com, not less than 48 hours prior to the Meeting.

By Order of the Board of Directors

Therapix Biosciences Ltd.

December 2, 2020